                                               FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-32995

                          PROSPECTUS SUPPLEMENT NO. 3
                                      TO
                      PROSPECTUS DATED DECEMBER 2, 1997,
                              AS SUPPLEMENTED BY
               PROSPECTUS SUPPLEMENT NO. 1, DATED MARCH 16, 1998
                                      AND
               PROSPECTUS SUPPLEMENT NO. 2, DATED MARCH 31, 1998

                               ----------------

                     STIRLING COOKE BROWN HOLDINGS LIMITED
                                ORDINARY SHARES
                          (PAR VALUE $0.25 PER SHARE)

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS DATED DECEMBER 2,
   1997 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE ORDINARY
                                    SHARES.

 THE ORDINARY SHARES ARE QUOTED IN THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL
                                   "SCBHF".

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  This Prospectus Supplement, together with the Prospectus dated December 2, 1997, as supplemented by Prospectus Supplement No. 1, dated March 16, 1998 and Prospectus Supplement No. 2, dated March 31, 1998, has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales of the Ordinary Shares related to market-making transactions, at prevailing market prices, related prices or negotiated prices. The Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as a principal or agent in such transactions. See "Plan of Distribution".

                             GOLDMAN, SACHS & CO.

                               ----------------

           The date of this Prospectus Supplement is April 24, 1998.

  This Prospectus Supplement is intended to be read in conjunction with the Prospectus dated December 2, 1997 (the "Prospectus"), as supplemented by Prospectus Supplement No. 1, dated March 16, 1998 and Prospectus Supplement No. 2, dated March 31, 1998. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the same meanings as in the Prospectus.

  On April 23, 1998, the Company filed with the Securities and Exchange Commission a Proxy Statement on Schedule 14A for the Company's Annual General Meetings of Shareholders, a copy of which is attached hereto and deemed to be a part hereof.

                                                                 April 28, 1998
                          [STIRLING COOKE BROWN LOGO]

Dear Shareholders:

  You are cordially invited to attend the Annual General Meetings of Shareholders of Stirling Cooke Brown Holdings Limited (the "Company") to be held on Thursday, May 28, 1998 (the "Meetings") commencing at 9:00 a.m. at The Bermuda Cathedral Hall, 29 Church Street, Hamilton HM 12, Bermuda.

  In accordance with a sanction granted by the Bermuda Registrar of Companies, the Company will hold both its 1997 and 1998 Annual General Meetings consecutively on the same date. At the 1997 Annual General Meeting to be held at 9:00 a.m., the Company's audited financial statements for the fiscal year ended December 31, 1996, which have been previously circulated to the Company's shareholders, will be formally presented to the Company. There are no other items on the agenda for the 1997 Annual General Meeting requiring a vote of the Company's shareholders.

  At the 1998 Annual General Meeting to be held immediately following completion of the 1997 Annual General Meeting, you will be asked to consider and vote upon the following: the election of directors and the appointment of KMPG Peat Marwick as the Company's independent auditors to serve until the next Annual General Meeting of the Company. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THESE PROPOSALS. The Meeting will also receive the Company's audited financial statements for the fiscal year ended December 31, 1997 as approved by the Company's Board of Directors.

  Your vote is important. Whether or not you plan to attend the Meetings in person, and regardless of the number of shares you own, we urge you to complete, sign, date and return the enclosed proxy card promptly in the prepaid envelope. You may attend the Meetings and vote in person even if you have previously returned your card. We look forward to meeting with you.

                                       Sincerely,

                                       /s/ Nicholas Mark Cooke
                                       Nicholas Mark Cooke
                                       Chairman and Chief Executive Officer

                     STIRLING COOKE BROWN HOLDINGS LIMITED

               NOTICE OF ANNUAL GENERAL MEETINGS OF SHAREHOLDERS
                          TO BE HELD ON MAY 28, 1998

TO THE SHAREHOLDERS OF STIRLING COOKE BROWN HOLDINGS LIMITED:

  Notice is Hereby Given that the 1997 and 1998 Annual General Meetings of Shareholders (the "Meetings") of STIRLING COOKE BROWN HOLDINGS LIMITED (the "Company") will be held consecutively on Thursday, May 28, 1998, commencing at 9:00 a.m. local Bermuda time at the Bermuda Cathedral Hall, 29 Church Street, Hamilton HM 12, Bermuda, for the following purposes:

  The 1997 Annual General Meeting (the "1997 Meeting"):

  To formally receive the Company's audited financial statements for the fiscal year ended December 31, 1996 and the report of the auditors thereon, as approved by the Company's Board of Directors.

  The 1998 Annual General Meeting (the "1998 Meeting") will commence immediately following completion of the 1997 Meeting for the following purposes:

  1. To elect two Class 1 Directors and one Class 3 Director;

  2. To approve the recommendation of the Board of Directors that KPMG Peat Marwick be appointed auditors of the Company to hold office until the close of the next Annual General Meeting and that the Board be authorized to determine the auditor's remuneration; and

  3. To transact such other business as may properly come before the 1998 Meeting or any adjournments thereof.

  Only Shareholders of record, as shown by the transfer books of the Company at the close of business on April 22, 1998, are entitled to notice of, and to vote at, the 1998 Meeting.

  The 1998 Meeting will also receive the Company's audited financial statements for the fiscal year ended December 31, 1997 and the report of the auditors thereon, as approved by the Company's Board of Directors.

  Whether you plan to attend the Meetings or not, please date, sign and return the enclosed proxy in the return envelope furnished for that purpose as promptly as possible. If you later desire to revoke your proxy for any reason, you may do so in the manner described in the attached proxy statement. A proxy need not be a shareholder of the Company.

                                          BY ORDER OF THE BOARD OF DIRECTORS,

                                          /s/ Penelope A. Cooke
                                          Penelope A. Cooke
                                          Secretary

April 28, 1998

                     STIRLING COOKE BROWN HOLDINGS LIMITED
        VICTORIA HALL, 11 VICTORIA STREET, 3RD FLOOR, HAMILTON, BERMUDA

                     STIRLING COOKE BROWN HOLDINGS LIMITED

                                PROXY STATEMENT

                    ANNUAL GENERAL MEETINGS OF SHAREHOLDERS

  THIS PROXY STATEMENT IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY STIRLING COOKE BROWN HOLDINGS LIMITED (THE "COMPANY") OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL MEETINGS OF SHAREHOLDERS (THE "MEETINGS") TO BE HELD CONSECUTIVELY ON THURSDAY, MAY 28, 1998, COMMENCING AT 9:00 A.M. AT THE BERMUDA CATHEDRAL HALL, 29 CHURCH STREET, HAMILTON HM 12, BERMUDA.

  The close of business on April 22, 1998 has been fixed as the record date for the determination of holders of the Company's Ordinary Shares, par value $0.25 per share (the "Ordinary Shares"), entitled to receive notice of the Meetings and vote thereat. The Company expects to mail this proxy material to shareholders on or about April 28, 1998 together with a copy of the Company's Annual Report to Shareholders for the fiscal year ended December 31, 1997.

  The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. In addition to solicitation by mail, certain officers and employees of the Company may solicit proxies personally. These officers and employees will receive no compensation for such solicitations other than their regular salaries.

  No action will be taken at the Meetings with respect to approval or disapproval of the audited Financial Statements of the Company for the fiscal years ended December 31, 1997 and 1996.

  All share information in this Proxy Statement reflects the four-for-one stock split of the Ordinary Shares which occurred in June 1997.

  Any person giving a proxy may revoke it by depositing an instrument in writing executed by him or by his attorney authorized in writing at the registered office of the Company at any time up to the close of business on the last business day preceding the Meetings or any adjournment thereof with the Chairman of the Meetings or in any other manner permitted by law. All properly executed proxies, not theretofore revoked, will be voted on any poll taken at the Meetings in accordance with the instructions contained therein. If no instructions are given with respect to any particular matter, the proxy authorizes a vote in favor of such matter and it will be voted accordingly. Proxies must be duly executed and deposited at the office of the Company's transfer agent, Firstar Trust Company in Milwaukee, Wisconsin, or with the Secretary of the Company at the Company's office in Bermuda, prior to 9:00 a.m. local Bermuda time on May 26, 1998, in order to be voted at the Meetings.

            INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

  No person who has been a director or officer of the Company and no person who is a proposed nominee for election as a director of the Company and no associate or affiliate of any such director, officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings except as may hereinafter be disclosed.

                             BENEFICIAL OWNERSHIP

  As of April 22,1998 the Company had outstanding 9,863,372 Ordinary Shares. The following table lists the beneficial ownership of each person or group who, as of a recent date, owned, to the Company's knowledge, more than five percent of the Company's Ordinary Shares:

                                                                     PERCENTAGE
                                                                         OF
                                                           NUMBER OF OUTSTANDING
                                                            SHARES    SHARES(1)
                                                           --------- -----------
The Goldman Sachs Group, L.P.(2).......................... 2,181,775    22.1%
Nicholas Brown............................................   823,473     8.4%
Penelope Atteline Cooke...................................   784,745     8.0%
Nicholas Mark Cooke.......................................   553,572     5.6%

--------
(1) Each Ordinary Share has one vote, except that if, and so long as, the Controlled Shares (as hereinafter defined) of any person, other than an "existing shareholder" as defined in the Company's Bye-Laws, constitute ten percent (10%) or more of the issued Ordinary Shares, the voting rights with respect to the Controlled Shares owned by such person shall be limited, in the aggregate, to a voting power of approximately 10%, pursuant to a formula specified in the Company's Bye-Laws. "Controlled Shares" include, among other things, all Ordinary Shares which such person is deemed to beneficially own directly or indirectly (within the meaning of Section 13(d) (3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")).

(2) Represents shares owned by certain investment funds (the "GS Funds"), affiliated with The Goldman Sachs Group, L.P. (the "GS Group"), including 1,399,330 shares beneficially owned by GS Capital Partners II, L.P.; 92,419 shares beneficially owned by Bridge Street Fund 1995, L.P.; 82,124 shares beneficially owned by Stone Street Fund 1995, L.P.; 556,293 shares beneficially owned by GS Capital Partners II Offshore, L.P.; and 51,609 shares beneficially owned by GS Capital Partners II Germany Civil Law Partnership. Excludes Ordinary Shares (i) owned by the GS Group that were acquired in the ordinary course of market-making transactions or (ii) held in client accounts, for which the GS Group exercises voting or investment authority, or both. The GS Group disclaims beneficial ownership of the shares held by the GS Funds (i) to the extent attributable to equity interests therein held by persons other than the GS Group and its affiliates or (ii) in client accounts. Each of the GS Funds shares voting and investment power with certain of its respective affiliates. The address of the GS Group is 85 Broad Street, New York, New York 10004.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Messrs. Jeffery and Pruzan, directors of the Company, are employed by Goldman, Sachs & Co., or certain of their affiliates. Goldman, Sachs & Co. acted as a co-managing underwriter for the Company's Initial Public Offering (the "IPO") which was completed in December 1997, from which the underwriters received aggregate underwriting discounts of $5.3 million from the Company and selling shareholders.

  Goldman, Sachs & Co., or certain of their affiliates, maintain certain contractual relationships with the Company and have provided, and currently provide, investment banking services to the Company. Goldman, Sachs & Co. also provide investment management services to Realm National Insurance Company Limited pursuant to a Corporate Account Agreement dated December 24, 1996, and received customary fees and expenses of approximately $52,000 during 1997 for such services.

  On June 30, 1997, Messrs. Cooke, Brown and Jones exercised their options to purchase 120,000, 319,800 and 40,200 Ordinary Shares, respectively, of the Company at an exercise price of $2.71 per share. On the same date the Company loaned amounts of $324,900, $865,858 and $108,841, respectively, which are equal to the aggregate exercise price of the options, to Messrs. Cooke, Brown and Jones, respectively. Such loans were evidenced by promissory notes, bearing interest at 7% per annum until maturity in June 1998, or earlier, in the event of early repayment. The loans were repaid in full in December 1997 following the successful completion of the IPO of the Company's Ordinary Shares.

  Mr. Warren Cabral is a partner in Appleby, Spurling and Kempe, a Bermuda law firm that has provided certain legal services to the Company, or its predecessor, since 1992. During 1997 Appleby, Spurling and Kempe were paid customary fees of $86,000 for the provision of these services.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  The Company is a "foreign private issuer" within the meaning of Rule 3b-4 promulgated under the Exchange Act and is therefore not subject to Section 16.

                           I. ELECTION OF DIRECTORS

  The Company's Bye-Laws provide that the Board of Directors shall be divided into three classes designated Class 1, Class 2 and Class 3, each class consisting as nearly as possible of one-third of the total number of Directors constituting the entire Board of Directors.

  The term of office for each Director elected at the 1998 Meeting as a Class 1 Director will expire at the Annual General Meeting in 2001; the term of office for each Director in Class 2 will expire at the Annual General Meeting in 1999; and the term of office for each Director in Class 3 will expire at the Annual General Meeting in 2000. At each Annual General Meeting the successors of the class of Directors whose term expires at that meeting shall be elected to hold office for a term expiring at the Annual General Meeting to be held in the third year following the year of their election.

  At the 1998 Meeting, two Class 1 Directors are to be elected to hold office until the 2001 Annual General Meeting and one Class 3 Director is to be elected to hold office until the 2000 Annual General Meeting. All of the nominees are currently serving as Directors and the remaining Directors of the Company will continue to serve in accordance with their previously elected term.

  Unless authority is withheld by the shareholders, it is the intention of the persons named in the enclosed proxy to vote for the nominees listed below. All of the nominees have consented to serve if elected but, if any becomes unavailable to serve, the persons named as proxies may exercise their discretion to vote for a substitute nominee. The name, principal occupation and other information concerning each Director is set forth below.

              THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS
                            VOTE FOR THE NOMINEES.

NOMINEES FOR CLASS 1 DIRECTORS WHOSE TERMS EXPIRE IN 2001:

  George W. Jones, age 43, has been Chief Financial Officer and a Director of the Company since it began operations in January 1996, and Chief Financial Officer and a Director of Stirling Cooke Brown (U.K.) Holdings Limited since 1992 and its subsidiaries since 1988.

  Warren W. Cabral, age 37, has been Vice President and a Director of the Company since it was founded in December 1995. Mr. Cabral is a partner in Appleby, Spurling & Kempe, a Bermuda law firm that has provided legal services to the Company or its predecessor since 1992.

NOMINEE FOR CLASS 3 DIRECTOR WHOSE TERM EXPIRES IN 2000:

  Michael Pruzan, age 33, has been a Director of the Company since April 16, 1998. Mr. Pruzan has worked with financial institutions in various capacities since joining Goldman, Sachs & Co. in 1987. Mr. Pruzan has been a Vice President of Goldman, Sachs & Co. since 1994.

DIRECTORS WHOSE TERMS OF OFFICE DO NOT EXPIRE AT THIS MEETING:

CLASS 2 DIRECTORS WHOSE TERMS EXPIRE IN 1999:

  Nicholas Brown, age 39, has been a Director of the Company since it began operations in January 1996. Mr. Brown has been a Director and the Managing Director of Stirling Cooke Brown Insurance Brokers Limited ("Insurance Brokers") and of Stirling Cooke Brown Reinsurance Brokers Limited, U.K. ("Reinsurance Brokers"), subsidiaries of the Company since 1992. Prior to 1992, Mr. Brown was a director of a Lloyds broker and has had continuous employment in the insurance and reinsurance industry in the London market since 1977.

  Reuben Jeffery III, age 44, has been a Director of the Company since it began operations in January 1996. Mr. Jeffery has been a member of Goldman, Sachs & Co.'s Financial Institutions Group since its inception and was named a Managing Director of such group in 1992. Since 1997, Mr. Jeffery has been a Managing Director of Goldman Sachs Paris Inc. et Cie.

CLASS 3 DIRECTOR WHOSE TERM EXPIRES IN 2000:

  Nicholas Mark Cooke, age 41, has been Chief Executive Officer of the Company or its predecessors since 1990 and Chairman, President and Director of the Company since it began operations in January l996. Prior to 1990, Mr. Cooke was a director of two Lloyds brokers and has had continuous employment in the insurance and reinsurance industry in the London market since 1976.

  The Directors serve without compensation.

  The Board of Directors has established an Audit Committee and a Compensation Committee, as follows:

  The Audit Committee of the Board of Directors meets with the Company's independent accountants to discuss the scope and results of their audit and to review the adequacy of the Company's accounting and control system. The Audit Committee reviews the audit fee and considers issues raised by its members, the independent accountants and management. Each year the Audit Committee recommends to the Board an independent accounting firm to audit the financial statements of the Company. Messrs. Jones, Cabral and Pruzan comprise the Audit Committee.

  The Compensation Committee reviews the performance of corporate officers, establishes overall employee compensation policies and recommends to the Board of Directors major compensation programs. No member of the Compensation Committee is a member of management or eligible for compensation from the Company other than as a Director. Messrs. Jeffery, Cabral and Pruzan comprise the Compensation Committee.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The following table summarizes the beneficial ownership as of April 22, 1998, of the Ordinary Shares of the Company by each director and executive officer of the Company, and all such directors and executive officers of the Company as a group.

                                                            NUMBER   PERCENTAGE
                                                           OF SHARES  OF CLASS
                                                           --------- ----------
Nicholas Mark Cooke(1)....................................   553,572     5.6%
Nicholas Brown............................................   823,473     8.4%
George Jones..............................................   429,176     4.4%
Reuben Jeffery III........................................       --      --
Warren Cabral.............................................       --      --
Michael Pruzan............................................       --      --
All current directors and executive officers of the
 Company as a group (6 persons)........................... 1,806,221    18.4%

--------
(1) Excludes 784,745 shares owned by Mrs. Penelope A. Cooke, the spouse of Mr. Cooke, as to which Mr. Cooke disclaims beneficial ownership.

                            EXECUTIVE COMPENSATION

                          SUMMARY COMPENSATION TABLE

  The following table sets forth certain information concerning compensation paid to or earned by the Company's Chief Executive Officer and the Company's other executive officers (collectively, the "named executive officers") for services rendered in the fiscal years ended December 31, 1997 and 1996, respectively, to the Company and its subsidiaries in all capacities:

                                                     ANNUAL COMPENSATION
                                              ---------------------------------
NAME AND PRINCIPAL                                               OTHER ANNUAL
POSITION                                 YEAR  SALARY   BONUS   COMPENSATION(1)
------------------                       ---- -------- -------- ---------------
Nicholas Mark Cooke..................... 1997 $346,875      --      $27,750
  President and Chief Executive Officer  1996 $300,000 $300,000     $24,000
  of the Company
Nicholas Brown.......................... 1997 $370,781 $ 82,000     $47,500
  Managing Director of Insurance Brokers 1996 $314,160 $405,243     $68,067
  and Reinsurance Brokers
George W. Jones......................... 1997 $266,921      --      $21,353
  Chief Financial Officer                1996 $152,109      --      $11,936

--------
(1) "Other Annual Compensation" relates to contributions to the Company's Money Accumulation Pension Plan.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth information on options exercised during 1997 by the named executive officers. There were no unexercised options at December 31, 1997.

                                                      SHARES ACQUIRED   VALUE
                                                       ON EXERCISE     REALIZED
                                                      --------------- ----------
Nicholas Mark Cooke..................................     120,000     $2,314,800
Nicholas Brown.......................................     319,800      6,168,942
George Jones.........................................      40,200        775,458

  Represents the difference between the exercise price on the date of exercise, June 30, 1997, and the IPO price on November 25, 1997, the date of the IPO. The Company has not determined the fair market value of the shares at the date of exercise of the options. The fair market value at that date would have been substantially less than at the date of the IPO.

OPTION GRANTS IN 1997

  On November 25, 1997, the Company granted 300,000 options to certain employees. The options have an exercise price of $22.00 per share which reflected the estimated fair market value of the shares on the grant date. The options vest ratably over a three year period with 33 1/3% vesting at the end of each year. The options may be exercised at any time prior to November 25, 2007.

  None of the options granted were granted to the directors or executive officers of the Company.

                          II. APPOINTMENT OF AUDITORS

  The Board of Directors recommends that KPMG Peat Marwick be appointed as auditors of the Company to hold office until the next Annual General Meeting of shareholders. Representatives of KPMG Peat Marwick are expected to be present at the Meetings and will be available to answer appropriate questions. Such representatives of KPMG Peat Marwick will also be given an opportunity to make a statement to the shareholders if they so wish.

  IT IS INTENDED THAT THE ORDINARY SHARES REPRESENTED BY PROXIES SOLICITED BY OR ON BEHALF OF THE COMPANY WILL BE VOTED IN FAVOR OF THE APPOINTMENT OF KPMG PEAT MARWICK AS AUDITORS OF THE COMPANY AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS OTHERWISE INDICATED.

                            ADDITIONAL INFORMATION

SHAREHOLDER PROPOSALS FOR THE COMPANY'S 1999 ANNUAL GENERAL MEETING

  Pursuant to the Company's Bye-Laws, resolutions intended to be presented by shareholders for action at the 1999 Annual General Meeting must comply with the provisions of the Bermuda Companies Act, 1991 (the "Companies Act") and the Bye-Laws and be deposited at the Company's head office not later than six weeks prior to the 1999 Annual General Meeting.

  Pursuant to United States securities law and regulations, proposals intended to be presented by shareholders for action at the 1999 Annual Meeting must be received by the Secretary of the Company not later than December 28, 1998 in order to be considered for inclusion in the Company's proxy statement relating to such meeting.

COMPANY'S 1997 ANNUAL REPORT

  The Company has elected to file with the United States Securities and Exchange Commission an annual report for the year ended December 31, 1997 on Form 10-K (the "Form 10-K") containing certain information with respect to the Company and its business and properties, including financial statements and related schedules. The Form 10-K also contains a list of exhibits filed as part of the report.

  UPON THE WRITTEN REQUEST OF ANY BENEFICIAL OWNER OF THE COMPANY'S ORDINARY SHARES, THE COMPANY WILL MAIL TO SUCH OWNER, WITHOUT CHARGE, A COPY OF THE FORM 10-K. In addition, upon payment to the Company of $0.25 per page, the Company will mail to such owner a copy of any or all of the exhibits listed in the Form 10-K. Requests for copies of the Form 10-K and/or exhibits should be addressed to: The Secretary, Stirling Cooke Brown Holdings Limited, Victoria Hall, 11 Victoria Street, Hamilton HM 12, Bermuda.

VOTING

  Each Ordinary Share has one vote, except that if, and so long as, the Controlled Shares (as hereinafter defined) of any person, other than an "existing shareholder" as defined in the Company's Bye-Laws, constitute ten percent (10%) or more of the issued Ordinary Shares, the voting rights with respect to the Controlled Shares owned by such person shall be limited, in the aggregate, to a voting power of approximately 10%, pursuant to a formula specified in the Company's Bye-Laws. "Controlled Shares" include, among other things, all Ordinary Shares which such person is deemed to beneficially own directly or indirectly (within the meaning of Section 13(d) (3) of the Exchange Act).

  Except where a greater majority is required by the Companies Acts or the Company's Bye-Laws, any question proposed for consideration at any general meeting will be decided upon by a simple majority of votes cast. The election of directors will be by the simple majority of votes cast. At the Meetings a resolution put to the vote of a Meeting will be decided on by a show of hands, unless a poll has been demanded pursuant to the terms of the Company's Bye-Laws. If a poll has not been demanded, a declaration by the Chairman that a resolution has passed will be final and conclusive. If a poll has been demanded, then the result of such poll shall be final.


  Proxies recording abstentions are nevertheless counted in determining the quorum of the Meetings. As a result, on those proposals which require an affirmative vote of the majority of those shareholders present at a Meeting or of the outstanding Ordinary Shares, an abstention has the effect of a vote against the proposal. Similarly, where brokers report a non-vote, the shares are counted in determining the quorum of the Meetings but they are not counted as having voted on the proposal. A non-vote, therefore, has the effect of a vote against the proposal.

  The shares represented by the enclosed form of proxy, duly executed and deposited at the office of the Company's transfer agent, Firstar Trust Company, 1555 N. RiverCenter Drive, Suite 301, Milwaukee, Wisconsin 53212, or with the Secretary of the Company at the Company's office in Bermuda, prior to 9:00 a.m. local Bermuda time on May 26, 1998, will be voted at the Meetings. All properly executed proxies, not theretofore revoked, will be voted on any poll taken at the Meetings in accordance with the instructions contained therein. If no instructions are given with respect to any particular matter, the proxy authorizes a vote in favor of such matter and it will be voted accordingly.

  The enclosed form of proxy confers discretionary authority with respect to amendments and variations with respect to the matters identified in the Notice of Meetings and other matters which may properly come before the Meetings.

  Each shareholder has the right to appoint a person, who need not be a shareholder, other than the persons specified in the enclosed form of proxy to attend and act for him and on his behalf at the Meetings. Such right may be exercised by striking out the names of management's nominees in the enclosed form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope provided.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ PA Cooke
                                          Penelope A. Cooke
                                          Secretary

Dated: April 28, 1998